Exhibit 99.1

Joint Filing Agreement

The undersigned hereby agree that the Statement on Schedule 13G dated April 17, 2026 with respect to the Class A Common Stock, par value $.001 per share, of the Beasley Broadcast Group Inc.,a Delaware corporation, and any further amendments thereto executed by each and any of the undersigned shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d- 1(k)(1) under the Securities Exchange Act of 1934, as amended.

Turning Rock Capital Partners, LP

By: /s/ Charles McDulin
      Charles McDulin, Managing Member of Turning Rock Capital, LLC, its investment manager
Date: 04/17/2026

Turning Rock Capital, LLC

By: /s/ Charles McDulin
      Charles McDulin, Managing Member
Date: 04/17/2026

Charles McDulin

By: /s/ Charles McDulin
      Charles McDulin
Date: 04/17/2026